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November 6, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phunware, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Response dated September 23, 2024
File No. 001-37862

Ladies and Gentlemen:

On behalf of Phunware, Inc. (the “Company”), we hereby provide the following responses to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 23, 2024, relating to the above-referenced Annual Report on Form 10-K (the “Annual Report”) and the Company’s above referenced response to the Staff’s previous comment letter dated September 23, 2024. Capitalized terms used but not defined herein have the meanings ascribed to them in the Annual Report. For the Staff’s convenience, we have recited the comments in the Staff’s letter below in italics, and set forth the Company’s responses in regular font immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2023

General

1.	We note your response to comment 3 and related prior comments. We have the following comments:

●

The PhunCoin was offered and sold at the time of entry into the rights agreement and, therefore, the PhunCoin was offered and sold as a security. Please revise your draft risk factor and other relevant disclosure to indicate such and explain the consequences.

●

It appears that the PhunToken has been and continues to be offered and sold as a security. In this regard, we note (for example and without limitation) that the PhunToken has been and continues to be issued, there is no current use for the PhunToken, and you facilitated a secondary market for the token. Please revise your draft risk factor and other relevant disclosure (to the extent applicable) to indicate such and explain the consequences.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to the Company’s response to comment 6 in the letter to the Staff dated May 28, 2024, whereby the Company describes legal analysis undertaken and why the Company believes PhunToken is not a “security” under Section 2(a)(1) of the Securities Act of 1933, as amended.

In addition, in response to the Staff’s comment, the Company has revised its proposed draft risk factor to be included, as appropriate, in future periodic filings to read as follows:

“Whether our digital assets, including PhunCoin and PhunToken, constitute a “security” is subject to a high degree of uncertainty, and if we fail to properly characterize a digital asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition. Any resulting change in characterization may also affect the manner in which such digital assets are reflected in our financial statements.

The SEC and its staff have taken the position that certain digital or “crypto” assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

The SEC and its staff have taken the position that certain digital or “crypto” assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

Several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while certain other foreign jurisdictions have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.”

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer and sale of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (ATS) in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

We have policies and processes to analyze whether each digital asset, including PhunCoin and PhunToken, that we seek to implement within our platform could be deemed to be a “security” under applicable laws. Our policies and processes do not constitute a legal standard but rather represent our company-developed model, which permits us to make a risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Based upon our internal analysis, we have taken the position that PhunToken is not a “security” as defined under Section 2(a)(1) of the Securities Act of 1933, as amended. Furthermore, though we have not definitively concluded that PhunCoin, which is still in the development stage, would fall within the definition of “security,” we have operated under the assumption that it will be characterized as such out of an abundance of caution. In light of such assumption, Phunware has endeavored to avail itself of and conduct its offering of rights to Phuncoin in compliance with applicable securities registration exemptions. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a digital asset, including PhunCoin and PhunToken, implemented on our platform is a “security” under applicable laws. We believe that our process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to digital assets to facilitate informed risk-based business judgment. However, we recognize that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a posting determination does not guarantee any conclusion under the U.S. federal securities laws. We expect our risk assessment policies and to continuously evolve to take into account case law, facts, and developments in technology.

Additionally, if our conclusions as to the characterization of PhunCoin and/or PhunToken change, the the manner in which we have accounted for proceeds received related to each may change, which could also result in the need to restate prior financial information.

There can be no assurances that we will properly characterize any given digital asset as a security or non-security or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If the SEC, state or foreign regulatory authority, or a court were to determine that digital assets implemented within our platform are securities, we would not be able to offer such digital assets until we are able to do so in a compliant manner. A determination by the SEC, a state or foreign regulatory authority, or a court that a digital asset within our platform was a security may also result in us determining that it is advisable to remove such digital assets from our platform that have similar characteristics to the digital asset that was determined to be a security. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that purchased, earned or received such digital assets on our platform and suffered losses could also seek to rescind a transaction that we facilitated as the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in other similar digital assets, which could negatively impact our business, operating results, and financial condition.”

If you have any additional questions regarding the above, please contact me by phone at (214) 745-5394 or e-mail at jmcphaul@winstead.com.

Sincerely,

/s/ Jeffrey M. McPhaul
Jeffrey M. McPhaul

Cc:	Stephen Chen (Chief Executive Officer, Phunware, Inc.)
Chris Olive (Chief Legal Officer, Phunware, Inc.)
Troy Reisner (Chief Financial Officer, Phunware, Inc.)